UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MONTEREY GOURMET FOODS, INC.

(Name of Subject Company (Issuer))

PULMUONE CORNERSTONE CORPORATION

(Offeror)

PULMUONE U.S.A., INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

612570101

(CUSIP Number of Class of Securities)

Pulmuone Cornerstone Corporation

c/o Pulmuone U.S.A., Inc.

2315 Moore Avenue

Fullerton, California 92833

Attention: Young Chul Kang, Chief Executive Officer

(714) 578-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 45,333,221.40	$2,529.59

(1)	Estimated for purposes of calculating the filing fee only. Calculated by multiplying the offer price of $2.70 per share, by 16,790,082, the number of outstanding shares of common stock of Monterey Gourmet Foods, Inc. as of November 6, 2009.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Pulmuone Cornerstone Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Pulmuone U.S.A., Inc., a California corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “MGF Common Stock”), and the associated preferred stock purchase rights issued in connection with the Shareholder Protection Rights Agreement, dated July 1, 2008, by and between Monterey Gourmet Foods, Inc. (“MGF” or the “Company”) and Corporate Stock Transfer Inc. (the “Company Rights” and, together with the MGF Common Stock, the “Shares”), of the Company, at a price of $2.70 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 10, 2009 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of October 8, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

Item 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of securities to which this Schedule TO relates is Monterey Gourmet Foods, Inc., a Delaware corporation. Its principal executive office is located at 1528 Moffett Street, Salinas California 93905. Its telephone number at such address is (831) 753-6262.

(b) This Schedule TO relates to Purchaser’s offer to purchase all issued and outstanding Shares. As of November 6, 2009, there were 16,790,082 Shares issued and outstanding. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons

(a) - (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Their Affiliates” and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) - (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent, Purchaser and Their Affiliates,” “Background of the Offer; Contacts with MGF” and “Purpose of the Offer and Plans for MGF; Merger Agreement,” and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Price Range of the Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “Background of the Offer; Contacts with MGF,” “Purpose of the Offer and Plans for MGF; Merger Agreement,” and “Conditions of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Certain Information Concerning MGF,” “Certain Information Concerning Parent, Purchaser and Their Affiliates,” “Background of the Offer; Contacts with MGF” and “Purpose of the Offer and Plans for MGF; Merger Agreement” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) The information set forth in the sections of the Offer to Purchase entitled “Background of the Offer; Contacts with MGF,” “Purpose of the Offer and Plans for MGF; Merger Agreement” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Their Affiliates,” “Background of the Offer; Contacts with MGF” and “Purpose of the Offer and Plans for MGF; Merger Agreement,” and in Schedule A to the Offer to Purchase is incorporated herein by reference.

(a)(2)-(4) The information set forth in the sections of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” and “Certain Legal Matters” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated November 10, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Press release issued by Parent on November 10, 2009.

(a)(1)(H)	Form of summary advertisement, published November 10, 2009.

(b)(1)	Credit Facilities Commitment Letter, dated October 9, 2009, from Korea Development Bank to Pulmuone Holdings Co., Ltd. and Purchaser.

(d)(1)	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Parent, Purchaser, and the Company.

(d)(4)	Confidentiality Agreement between the Company and Pulmuone Holdings Co., Ltd., dated May 27, 2009.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

PULMUONE U.S.A., INC.

By:	/S/ YOUNG CHUL KANG
Name:	Young Chul Kang
Title:	Chief Executive Officer

PULMUONE CORNERSTONE CORPORATION

By:	/S/ YOUNG CHUL KANG
Name:	Young Chul Kang
Title:	Chief Executive Officer

Date: November 10, 2009

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 10, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Press release issued by Parent on November 10, 2009.

(a)(1)(H)	Form of summary advertisement, published November 10, 2009.

(b)(1)	Credit Facilities Commitment Letter, dated October 9, 2009, from Korea Development Bank to Pulmuone Holdings Co., Ltd. and Purchaser.

(d)(1)	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Parent, Purchaser, and the Company.

(d)(4)	Confidentiality Agreement between the Company and Pulmuone Holdings Co., Ltd., dated May 27, 2009.

(g)	Not applicable.

(h)	Not applicable.